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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  ASTRALIS LTD.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
            (upon conversion of Series A Convertible Preferred Stock)
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                         (Title of Class of Securities)

                                     046352
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                                 (CUSIP Number)

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       DONALD NICHOLSON                               KATHRYN A. CAMPBELL, ESQ.
        SKYEPHARMA PLC                                   SULLIVAN & CROMWELL
        105 PICCADILLY                                     ST OLAVE'S HOUSE
   LONDON W1J 7NJ, ENGLAND                                9a IRONMONGER LANE
       +44 20 7491 1777                                LONDON EC2V 8EY, ENGLAND
                                                         +44 20 7710 6500

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 10, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)


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CUSIP No.     046352                  13D                  Page  2  of  5  Pages
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1.       NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SkyePharma PLC             I.R.S. Identification No.:  33-0387911
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [   ]
                                                                      (b)  [ X ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [___]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
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                            7.     SOLE VOTING POWER
                                   0
                           -----------------------------------------------------
         NUMBER OF          8.     SHARED VOTING POWER
          SHARES                   33,020,000 (1)(2)
    BENEFICIALLY OWNED     -----------------------------------------------------
     BY EACH REPORTING      9.     SOLE DISPOSITIVE POWER
          PERSON                   8,220,000 (2)
                           -----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,220,000 (1)(2)
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ X ]
         CERTAIN SHARES
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.0% (2)(3)
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14.      TYPE OF REPORTING PERSON
         CO
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(1)  In order to facilitate the consummation of the transaction contemplated by the Purchase Agreement by and between Astralis Ltd. and SkyePharma PLC, dated as of December 10, 2001 (the "Purchase Agreement"), Astralis Ltd. and SkyePharma PLC entered into a Stockholders Agreement between SkyePharma
     PLC, Astralis Ltd. and the other parties listed therein, dated as of December 10, 2001 (the "Stockholders Agreement"), whereby each stockholder agreed to vote its shares of Common Stock and take all other actions necessary to elect the independent directors nominated by the Board of Directors (the "Board") and to elect the nominee nominated to the Board by SkyePharma. SkyePharma does not have the right to dispose (or direct the disposition of) any of the 24,800,000 shares of Common Stock owned by the other parties to the Stockholders Agreement. Accordingly, SkyePharma expressly disclaims beneficial ownership of all such shares.

(2) SkyePharma is currently the beneficial owner of 200,000 shares of Common Stock, warrants exercisable for 20,000 shares of Common Stock and 1,250,000 shares of Series A Convertible Preferred Stock, and may acquire another 750,000 shares of Series A Convertible Preferred Stock pursuant to the Purchase Agreement. Accordingly, SkyePharma has beneficial ownership of 8,220,000 shares of Common Stock, assuming the exercise of the warrants, the purchase of the 750,000 additional shares of Series A Convertible Preferred Stock and the conversion of all shares of Series A Convertible Preferred Stock owned or to be purchased by SkyePharma into Common Stock at the current conversion rate of four to one.

(3) Based on 37,538,179 shares of Common Stock outstanding on March 22, 2002, the conversion of 2,000,000 shares of Series A Convertible Preferred Stock into 8,000,000 shares of Common Stock and the exercise of SkyePharma's warrants for the purchase of 20,000 shares of Common Stock.

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         SkyePharma PLC, a company incorporated under the laws of England and
Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D filed on December 19, 2001 and as amended by Amendment No. 1 to the Statement on Schedule 13D filed on January 31, 2002, with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Astralis Ltd., a Delaware corporation (the "Issuer"), the Common Stock which is issuable upon conversion of the Series A Convertible Preferred Stock, par value $0.001 per share (the "Convertible Preferred Stock") held by SkyePharma and the Common Stock which is issuable upon exercise of the warrants held by SkyePharma.


Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         (a) The percentage interest held by SkyePharma presented below is based on the number of shares of Common Stock reported by the Issuer to SkyePharma as outstanding at March 22, 2002. Assuming (i) the purchase of an additional 750,000 shares of Convertible Preferred Stock under the Purchase


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Agreement, (ii) the conversion of all shares of Convertible Preferred Stock owned and to be acquired by SkyePharma into Common Stock, and (iii) the exercise of the warrants for 20,000 shares of Common Stock, SkyePharma would be the beneficial owner of 8,220,000 shares of the Common Stock, representing approximately 18.0% of the Common Stock issued and outstanding.

         (b) SkyePharma has the shared power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, its 8,000,000 shares of Common Stock that would be issued on the conversion of all of its shares of Convertible Preferred Stock, its 200,000 shares of Common Stock and the 20,000 shares of Common Stock that would be issued upon exercise of its warrants.

         (d) As part of the purchase of 100,000 shares of Common Stock at $1.60 per share of Common Stock pursuant to a private placement by the Issuer on November 13, 2001, SkyePharma was issued warrants to purchase 20,000 shares of Common Stock at an exercise price of $4.00 per share of Common Stock.

Item 7. Material to be filed as Exhibits.
        ---------------------------------

1. Purchase Agreement, dated as of December 10, 2001, among the Issuer, incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of the Issuer, filed by the Issuer on December 14, 2001 (File Number 000-30997).

2. Stockholders Agreement, dated as of December 10, 2001, among the Issuer, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Issuer, filed by the Issuer on December 14, 2001 (File Number 000-30997).



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SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2002

                                            SKYEPHARMA PLC



                                            By:
                                               ---------------------------------
                                                  Donald Nicholson
                                                  Chief Financial Officer